Exhibit 99.1

EARNINGS RELEASE
STATS ChipPAC Reports Third Quarter Results
•	Revenue grows 14% sequentially to a record level

•	Gross margin improves 330 basis points over prior quarter
United States — 10/26/2005, Singapore — 10/27/2005 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the third quarter ended September 30, 2005.
Revenue for the three months ended September 30, 2005 increased 29.9% to $301.3 million, compared to $232.0 million in the same quarter a year ago, a sequential increase of 14% compared to the prior quarter and is in line with prior guidance. On a US GAAP basis, net loss for the three months ended September 30, 2005 was $1.0 million or $0.01 per diluted ADS, compared to net loss of $7.4 million or $0.05 per diluted ADS in the same quarter a year ago. US GAAP results for the third quarter of 2005 include $14 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the special items and including certain adjustments, non-US GAAP adjusted net income in the third quarter ended September 30, 2005 was $13.0 million or $0.06 per diluted ADS, compared to net income of $8.2 million or $0.05 per diluted ADS in the same quarter a year ago.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC said, “The third quarter was a good quarter for us with strong revenue growth and significant margin improvement. Demand was strong across the board from most of our customers as we benefited from the seasonal build, lower inventory levels at our customers, and a more stable pricing environment. The third quarter also marked the introduction of our 300mm wafer bumping solution and with that, our ability to provide a total flip chip solution to our customers. During the quarter we qualified the line and entered production, which has led to increase in demand for our flip chip solution. Our focus remains on driving profitable growth, margin improvement and disciplined capital investments. Our capital investments are targeted at longer term high growth areas such as 3D packaging, flip chip and test, and not short term demand in commodity products.”
Michael G. Potter, Chief Financial Officer of STATS ChipPAC said, “Our gross margin improved by 330 basis points this quarter as a result of improved utilization, more stable pricing, and an increase in demand for our 3D packaging services. We also achieved record revenue with the third quarter revenue being higher than any combined prior quarters of the pre-merger predecessor companies. With our balance sheet strength, we are able to support the increased demand from our customers but we will continue to target our capital expenditures on high growth areas and associated test revenues. We continue to focus on reducing or maintaining costs and on being a stable and reliable supplier to our customers.”

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Outlook
Tan Lay Koon commented, “As we enter what we believe will be a strong quarter, we remain focused on profitable growth, financial discipline and improving our asset utilization. We believe our balanced portfolio of package and test solutions, including advanced areas like flip chip and 3D packaging, put us in a strong position in the fourth quarter. In addition, we are seeing increased opportunities in China, Europe and Japan as we benefit from our global footprint, technology leadership, larger scale and a more competitive platform. In terms of guidance for the fourth quarter, we expect revenue will be approximately 14% to 18% higher than the third quarter 2005, with US GAAP net income per diluted ADS of $0.02 to $0.05 and non-US GAAP adjusted net income per diluted ADS in the range of $0.09 to $0.12 per ADS. Non-US GAAP adjusted net income is calculated without the effect of certain merger and integration expenses and purchase accounting adjustments.”
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on October 27, 2005. This will be 8:00 p.m. on October 26 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-201-689-8560. A replay of the call will be available immediately following the call through 12:59 p.m. on Thursday, November 3, 2005 in Singapore (11:59 p.m. in New York on Wednesday, November 2, 2005) at www.statschippac.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 171455.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 18, 2005, the Registration Statement on Form F-4 (File No. 333-128061) of STATS ChipPAC and the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc., respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

Singapore Contact :

Lee Ching Ching
Senior Investor Relations Manager
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : chingching.lee@statschippac.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davies@statschippac.com	email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel : (646) 536 7006
email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Net revenues	$231,951	$301,298	$503,274	$799,790
Cost of revenues	(193,600)	(250,588)	(419,906)	(688,877)

Gross profit	38,351	50,710	83,368	110,913

Operating expenses:
Selling, general and administrative	28,286	34,041	50,187	100,092
Research and development	5,781	6,243	11,770	18,721
Restructuring charges	—	—	—	830
Other general expenses (income), net	11	(7)	(537)	(51)

Total operating expenses	34,078	40,277	61,420	119,592

Operating income (loss)	4,273	10,433	21,948	(8,679)

Non-operating income (expenses), net	(8,652)	(8,041)	(16,227)	(27,478)

Income (loss) before income taxes	(4,379)	2,392	5,721	(36,157)
Income tax expense	(1,713)	(1,247)	(2,345)	(3,545)

Income (loss) before minority interest	(6,092)	1,145	3,376	(39,702)
Minority interest	(1,352)	(2,156)	(2,097)	(3,491)

Net income (loss)	$(7,444)	$(1,011)	$1,279	$(43,193)

Net income (loss) per ordinary share :
Basic	$(0.00)	$(0.00)	$0.00	$(0.02)
Diluted	$(0.00)	$(0.00)	$0.00	$(0.02)

Net income (loss) per ADS :
Basic	$(0.05)	$(0.01)	$0.01	$(0.22)
Diluted	$(0.05)	$(0.01)	$0.01	$(0.22)

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,611,435	1,968,330	1,256,291	1,957,175
Diluted	1,611,435	1,968,330	1,267,468	1,957,175

ADS (in thousands) used in per ADS calculation :
Basic	161,144	196,833	125,629	195,717
Diluted	161,144	196,833	126,747	195,717

Key Ratios & Information:
Gross Margin	16.5%	16.8%	16.6%	13.9%
Operating Expenses as a % of Revenue	14.7%	13.3%	12.2%	15.0%
Operating Margin	1.8%	3.5%	4.4%	-1.1%

Depreciation & Amortization, including amortization of debt issuance costs	$53,530	$64,593	$126,961	$189,862
Capital Expenditures	$75,839	$101,431	$212,663	$171,970

STATS ChipPAC Ltd.
Reconciliation of US GAAP Net Income (Loss) to
Non-GAAP Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a US GAAP basis, STATS ChipPAC uses a non-US GAAP conforming measure of net income (loss), that is US GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-US GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-US GAAP adjusted measure of net income (loss) is among the primary indicators management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
US GAAP net income (loss)	$(7,444)	$(1,011)	$1,279	$(43,193)

Special items
Merger and integration related expenses
Cost of revenues (1)	57	76	57	206
Operating expenses (1)	2,934	415	2,934	1,468
Restructuring charges (2)	—	—	—	830
Purchase accounting items
Amortization of intangibles — SG&A (3)	8,272	12,687	8,272	38,061
Amortization of intangibles — R&D (3)	319	800	319	2,400
WIP revaluation (4)	942	—	942	—
Harmonization of accounting policies for the third quarter ended September 30, 2004 (5)	3,100	—	3,100	—
Purchase price adjustment on tax (6)	—	—	—	1,003
Write-off of capitalized debt issuance cost (7)	—	—	—	1,654

Total special items	15,624	13,978	15,624	45,622

Non-US GAAP adjusted net income (loss)	$8,180	$12,967	$16,903	$2,429

Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items. The special items excluded for the three and nine months ended September 30, 2004 and 2005 were:
(1)	We incurred direct merger and integration expenses in both our cost of revenues and operating expenses in the three and nine months ended September 30, 2004 and 2005. These legal, professional and other expenses including retention programs are temporary in nature and relate to the merger and not our ongoing business.

(2)	In order to more closely align expenses with revenues, the Company reduced headcount by 88 employees in the Singapore and the United States facilities during the first quarter ended March 31, 2005. This reduction of headcount resulted in a charge of $0.8M for severance payments.

(3)	As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $1.6M and $6.1M lower in the three and nine months ended September 30, 2005 and $1.6M lower in each of the three and nine months ended September 30, 2004 than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the assets value used in production, no adjustment was made for this item.

(4)	As part of the purchase accounting for the merger, work-in-process inventory (WIP) was revalued upwards to reflect profit in inventory at the point of merger. This WIP was subsequently sold post merger and the revaluation resulted in higher cost of revenues. This higher expense is non-cash and arose solely because of purchase accounting.

(5)	Post merger, the former STATS entities changed their estimated useful lives of production equipment from 5 years for testing equipment and 7 years for assembly equipment to 8 years for both. This is the same estimated useful lives used by former ChipPAC entities. In order to make the reported results for the quarter more directly comparable with future quarters, the impact of changing the estimated useful lives from the beginning of the quarter ended September 30, 2004 is included.

(6)	Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during quarter ended March 31, 2005 due to foreign currency fluctuations.

(7)	As a result of the repurchase of $26.1M and the redemption of the put of $125.9M of our 1.75% convertible notes due 2007, we incurred write-off charges in our capitalized debt issuance costs during the first quarter ended March 31, 2005.

STATS ChipPAC Ltd.
Non-GAAP Condensed Consolidated Statements of Operations
Exclude Special Items
(In thousands of U.S. Dollars, except for share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Net revenues	$231,951	$301,298	$503,274	$799,790
Cost of revenues	(189,501)	(250,512)	(415,807)	(688,671)

Gross profit	42,450	50,786	87,467	111,119

Operating expenses:
Selling, general and administrative	17,124	20,993	39,025	60,736
Research and development	5,418	5,389	11,407	16,148
Restructuring charges	—	—	—	—
Other general expenses (income), net	11	(7)	(537)	(51)

Total operating expenses	22,553	26,375	49,895	76,833

Operating income	19,897	24,411	37,572	34,286

Non-operating income (expenses), net	(8,652)	(8,041)	(16,227)	(25,824)

Income before income taxes	11,245	16,370	21,345	8,462
Income tax expense	(1,713)	(1,247)	(2,345)	(2,542)

Income before minority interest	9,532	15,123	19,000	5,920
Minority interest	(1,352)	(2,156)	(2,097)	(3,491)

Net income	$8,180	$12,967	$16,903	$2,429

Net income, excluding special items per ordinary share :
Basic	$0.01	$0.01	$0.01	$0.00
Diluted	$0.01	$0.01	$0.01	$0.00

Net income, excluding special items per ADS :
Basic	$0.05	$0.07	$0.13	$0.01
Diluted	$0.05	$0.06	$0.13	$0.01

Ordinary shares (in thousands) used in per ordinary share calculation :
Basic	1,611,435	1,968,330	1,256,291	1,957,175
Diluted	1,624,773	2,142,750	1,267,468	1,971,320

ADS (in thousands) used in per ADS calculation :
Basic	161,144	196,833	125,629	195,717
Diluted	162,477	214,275	126,747	197,132

Key Ratios & Information:
Gross Margin	18.3%	16.9%	17.4%	13.9%
Operating Expenses as a % of Revenue	9.7%	8.8%	9.9%	9.6%
Operating Margin	8.6%	8.1%	7.5%	4.3%
Depreciation & Amortization, including amortization of debt issuance costs	$41,839	$51,106	$115,270	$149,401
Capital Expenditures	$75,839	$101,431	$212,663	$171,970
The format presented above is not in accordance with Generally Accepted Accounting Principles.
See Statement of Reconciliation of GAAP net income (loss) to Non-GAAP net income (loss) and notes to the reconciliation.

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
(Unaudited)

	December 31,	September 30,
	2004	2005
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$229,569	$235,243
Accounts receivable, net	149,650	202,254
Inventories	54,690	59,378
Other current assets	58,272	45,263

Total current assets	492,181	542,138

Marketable securities	18,121	18,150
Property, plant and equipment, net	1,035,803	1,056,276
Goodwill and intangible assets	649,428	607,624
Other non-current assets	76,169	72,860

Total assets	$2,271,702	$2,297,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$120,211	$152,969
Other current liabilities	66,074	92,181
Short-term debts	181,868	35,692

Total current liabilities	368,153	280,842
Long-term debts	652,946	782,215
Other non-current liabilities	50,362	63,369

Total liabilities	1,071,461	1,126,426

Minority interest	40,891	46,417

Shareholders’ equity	1,159,350	1,124,205

Total liabilities and shareholders’ equity	$2,271,702	$2,297,048